Exhibit 99.4
WRITTEN STATEMENT PURSUANT TO
18 U.S.C. SECTION 1350
In connection with the Quarterly Report of Extendicare Inc. (the “Company”) on Form 6-K for the period ending September 30, 2005 (the “Report”) each of the undersigned officers of the Company certify solely for purposes of complying with 18 U.S.C. § 1350 that based on their knowledge:
(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Mel Rhinelander Mel Rhinelander
President and Chief Executive Officer
November 11, 2005

/s/ Richard L. Bertrand Richard L. Bertrand
Senior Vice-President and Chief Financial Officer
November 11, 2005
A signed original of this written statement required by Section 906 has been provided to Extendicare Inc. and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.